Via Facsimile and U.S. Mail
Mail Stop 6010

September 2, 2005

Mr. Kenneth Hamm
Executive Vice President and Chief Operating Officer
First Choice Health Network, Inc.
600 University Street
Suite 1400
Seattle, WA 98101

Re: **First Choice Health Network, Inc.**
       Form 10-K for the fiscal year ended December 31, 2004
       File No. 000-23998

Dear Mr. Hamm:

We have reviewed your August 16, 2005 response to our August 2, 2005 comment letter and have the following comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended December 31, 2004 filed March 24, 2005

Consolidated Financial Statements, page 14

Discontinued Operations

1. We are considering your responses to prior comments 4 and 5. After reviewing your responses and your disclosures regarding discontinued operations, it appears that your commercial insured business does not qualify for reporting as discontinued operations under SFAS 144. Winding down a business does not appear to be an operation that have been disposed of or is classified as held for sale. Further, since you indicate you are winding down your commercial insured business in an orderly manner you appear to have significant continuing involvement in this operation. Please explain to us how the winding down of your commercial insured business meets the requirements of SFAS 144 to be reported as discontinued operations or amend your filings to report this business as continuing operations. Any amendments you make to your Form 10-K for the year ended December 31, 2004 and your Forms 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005 should reflect all revisions for which you committed in your response letter to make in future filings.

Note 3. Redeemable Equity Participation, page 23

2. Please explain to us your basis under GAAP for recording the participation agreement with the University of Washington Academic Medical Center ("UWMC") as redeemable equity. Please cite the accounting literature relied upon for your accounting and financial statement presentation. Please tell us the circumstances that the equity participation can be redeemed and the settlement options available to UWMC. Tell us the consideration you received from UWMC under the participation agreement and explain to us how you account for changes in fair value of the Class B common shares used to calculate the redemption amount.

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant